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                               September 15, 2020

       Christopher Stavros
       Executive Vice President and Chief Financial Officer
       Magnolia Oil & Gas Corporation
       Nine Greenway Plaza, Suite 1300
       Houston, Texas 77046

                                                        Re: Magnolia Oil & Gas
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 26,
2020
                                                            File No. 001-38083

       Dear Mr. Stavros:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Definitions of Certain Terms and Conventions Used Herein, page 1

   1. The definition of proved reserves provided on page 2 states such reserves are reasonably certain to be
commercially recoverable    in future years. This definition appears to be
                                                        inconsistent with the
definition in Rule 4-10(a)(22) of Regulation S-X. Revise your disclosure as may be
necessary to resolve this inconsistency or tell us why a revision is not needed.
       Items 1 and 2. Business and Properties
       Development of Proved Undeveloped Reserves, page 7

   2. The discussion of the downward revisions that occurred in your proved undeveloped reserves appears to
identify three separate and unrelated factors as the cause, e.g. technical updates, lower
commodity prices, and an updated well schedule. Expand your disclosure to separately quantify
each material individual factor that contributed to the overall
 Christopher Stavros
FirstName LastNameChristopher
Magnolia Oil & Gas Corporation Stavros
Comapany 15,
September  NameMagnolia
              2020        Oil & Gas Corporation
September
Page 2    15, 2020 Page 2
FirstName LastName
         downward change so that the change in net reserves between periods is fully explained.
         Refer to Item 1203(b) of Regulation S-X.
Production, Pricing and Lease Operating Cost Data, page 8

3. Tell us how you considered the requirements with regard to disclosure of production, by final product sold, for each field that contains 15% or more of your total proved reserves.
         Refer to Item 1204(a) of Regulation S-K and Rule 4-10(a)(15) of Regulation S-X.
4. The production figures presented on page 8 for the Predecessor during the periods January
         1, 2018 through July 30, 2018 and for the year ended December 31, 2017 appear to be inconsistent with the comparable figures presented elsewhere in your filing for the
         Predecessor, e.g. in the reconciliation of the changes in total proved reserves on page 77 and in the Results of Operations on page 33. Revise your disclosure as may be necessary to resolve this inconsistency or tell us why a revision is not needed. This comment also applies to the disclosure of the average sales prices for the Predecessor presented on page
         8 and 33, respectively.
Marketing and Customers, page 10

5. You disclose that two customers accounted for 43.3% and 18.5% of the fiscal 2019 combined oil, natural gas, and NGL revenue. Please disclose the name of any customer with revenues that were 10% or more of your consolidated revenues and whether the loss of one or both customers would have a material adverse effect on the business taken as a whole. Please refer to Item101(c)(1)(vii) of Regulation S-K.
Notes to Consolidated and Combined Financial Statements
Affiliate Guarantors, page 66

6. It appears that the Company and certain subsidiary issuers are guarantors of the 2026 senior notes. Please explain to us how you considered providing condensed consolidating financial information pursuant to Rule 3-10(d)(4) of Regulation S-X.
7. You disclose that there are restrictions on dividends, distributions, loans, or other transfers of funds from the subsidiary guarantors to the Company. Please disclose the most significant restrictions on the payments of dividends indicating their sources, their pertinent provisions, and the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e)(1) and Rule 3-10(i)(9) of Regulation S-X.
Supplemental Information About Oil & Natural Gas Producing Activities
(Unaudited)
Oil and Gas Reserves, page 75

8. The change in the total net quantities of proved reserves attributed to extensions and discoveries for the Successor during the periods July 31, 2018 through December 31, 2018 and for the year ended December 31, 2019 appears to be greater than the corresponding change in the net quantities of proved undeveloped reserves from extensions and
 Christopher Stavros
FirstName LastNameChristopher
Magnolia Oil & Gas Corporation Stavros
Comapany 15,
September  NameMagnolia
              2020        Oil & Gas Corporation
September
Page 3    15, 2020 Page 3
FirstName LastName
         discoveries, e.g. differences between the comparable figures on a barrels of oil equivalent basis of approximately 40% and 8% for the periods ending December 31, 2019 and 2018, respectively. Expand the discussion of the changes in the Successor
s total proved
         reserves attributed to extensions and discoveries to explain the reason(s) for these differences. Refer to FASB ASC 932-235-50-5.
9. The disclosure preceding the tabular presentation of the changes in total proved reserves
         on page 77 states    the Predecessor   s reserves are based on a five
year development plan,
         whereas all of the Successor   s proved undeveloped reserves, as of
December 31, 2019, are
         planned to be developed within one year.    Expand your disclosure to
clarify, if true, that
         this is also the reason for the significant difference between the net quantities of proved undeveloped reserves for the Successor at the beginning of the period July 31, 2018 through December 31, 2018, e.g. the 16.1 MMBoe at July 31, 2018, compared to the net quantities of proved undeveloped reserves for the Predecessor at the end of the period
         January 1, 2018 through July 30, 2018, e.g. the 76.5 MMBoe at July 30, 2018.
10. Expand your disclosure to explain the reason(s) for the significant difference in net quantities of proved developed reserves for the Successor at the beginning of the period
         July 31, 2018 through December 31, 2018, e.g. the 68.3 MMBoe at July 31, 2018,
         compared to the net quantities of proved developed reserves for the Predecessor at the end of the period January 1, 2018 through July 30, 2018, e.g. the 76.5 MMBoe at July 30,
         2018.
Standardized Measure of Discounted Future Net Cash Flows, page 78

11. Expand the discussion accompanying the presentation of the standardized measure to clarify, if true, that future cash flows take into account the estimated abandonment costs for your proved properties. If the abandonment costs, including such costs related to your proved undeveloped locations, have not been included, tell us why a revision in the estimated future net cash flows is not necessary. Refer to FASB ASC 932-235-50-36.
Exhibits and Financial Statement Schedules
Exhibit 99.1, page 82

12. The reserves report refers to additional supplemental information contained in an
            Appendix    that is not included in the report as filed. Obtain and
file a revised report to
         include the referenced supplemental information. Alternatively, remove these references if you do not intend to include this supplemental information. Christopher Stavros
Magnolia Oil & Gas Corporation
September 15, 2020
Page 4

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Hodgin, Petroleum Engineer at (202) 551-3699 with any questions regarding engineering comments. You may contact Robert Babula, Senior Staff Accountant at
(202) 551-3339, or Gus Rodriguez, Branch Chief at (202) 551-3752 with any questions regarding comments on the financial statements and related matters, or with any other questions.




FirstName LastNameChristopher Stavros                      Sincerely,
Comapany NameMagnolia Oil & Gas Corporation
                                                           Division of
Corporation Finance
September 15, 2020 Page 4                                  Office of Energy &
Transportation
FirstName LastName